UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                           EarthShell Corporation
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                               (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
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                       (Title of Class of Securities)

                                  27032B209
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                               (CUSIP Number)

                                                  With a copy to:
            James A. Cooper                       Roger R. Wilen
     100 South Brentwood Boulevard               Schiff Hardin LLP
               Suite 200                         6600 Sears Tower
    St. Louis, Missouri  63105-1691             Chicago, IL  60606
            (314) 727-2232                        (312) 258-5810
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                June 17, 2005
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           (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
         CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




        This amendment amends and restates Item 2 and Item 5 to reflect certain information about Richard F. Glennon ("Mr. Glennon") and includes the exhibits, which previously were included in the text of the statement, as separate documents.

   ITEM 2.   IDENTITY AND BACKGROUND

        This Schedule 13D is being filed jointly by ReNewable Products LLC, a Delaware limited liability company (the "Stockholder"), TSCP Machinery & Processing Group, LLC, a Delaware limited liability company (the "Holding Company"), Thompson Street Capital Partners, L.P., a Delaware limited partnership (the "Fund"), Thompson Street Capital GP LLC, a Delaware limited liability company (the "General Partner"), James A. Cooper, individually ("Mr. Cooper"), and Peter S. Finley, individually ("Mr. Finley"). The Stockholder, the Holding Company, the Fund, the General Partner, Mr. Cooper, and Mr. Finley are referred to together as the "Reporting Persons".

        During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Additional information with respect to each of the Reporting Persons follows.

        The Stockholder's principal business is to serve as a holding company for ReNewable Products, Inc., a Delaware corporation (the "Target"). The Stockholder's principal office is located at 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. Its executive officers are its President, Mr. Finley, and its Vice President, Treasurer, and Secretary, Mr. Cooper. Its managers and controlling persons are Mr. Cooper, Mr. Glennon, and Harry Holiday ("Mr. Holiday"). The persons ultimately in control of the Stockholder are Mr. Cooper and Mr. Finley.

        The Holding Company's principal business is to serve as a holding company. Its principal office is located at 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. Its executive officers are its President, Mr. Finley, and its Vice President, Treasurer, and Secretary, Mr. Cooper. Its managers and controlling persons are Mr. Cooper, Mr. Finley, and Mr. Holiday. The persons ultimately in control of the Holding Company are Mr. Cooper and Mr. Finley.

        The Fund's principal business is to operate a private equity fund. Its principal office is located at 100 South Brentwood
   Boulevard, Suite 200, St. Louis, Missouri 63105-1691. Its general partner is the General Partner. The persons controlling the General Partner are set forth below.





        The General Partner's principal business is to manage the Fund. Its principal office is located at 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. Its managing members and controlling persons are Mr. Cooper and Mr. Finley.

        Mr. Cooper's business address is 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. His principal occupation is Managing Member of the General Partner. He is a citizen of the United States.

        Mr. Finley's business address is 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. His principal occupation is Managing Member of the General Partner. He is a citizen of the United States.

        Mr. Glennon's address is 313 Mound St., Dayton, Ohio 45402. His principal occupation is President and Chief Financial Officer of Assembly & Test Worldwide, Inc. During the last five years, Mr. Glennon (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of com-petent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future viola-tions of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Glennon is a citizen of the United States.

        Mr. Holiday's business address is 100 South Brentwood Boulevard, Suite 200, St. Louis, Missouri 63105-1691. His principal occupation is Chief Operating Officer of the General Partner. During the last five years, Mr. Holiday (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
   (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Holiday is a citizen of the United States.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        As described in Item 6, under the terms of the Merger Agreement, the Stockholder's ability to complete the Merger is subject to various conditions. As a result of these conditions, the Reporting Persons do not currently have a right to acquire the Convertible Preferred Stock. Despite these conditions, however, the Reporting Persons may be deemed to have a right to acquire, within 60 days, beneficial ownership of the Common Stock into which the Convertible Preferred Stock will be convertible.





        The share ownership percentages described in this Item 5 are based on the Company's representation in the Merger Agreement that 18,234,615 shares of Common Stock were outstanding as of June 17, 2005. The Company's Annual Report on Form 10-K/A, Amendment No. 3, for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 9, 2005, reported that 18,435,452 shares of Common Stock were outstanding as of June 8, 2005.

        (a) The aggregate number and percentage of Common Stock that may be beneficially owned by each of the persons identified in Item 2 of this Schedule 13D are provided in the following table:

            Name              Aggregate Number        Percentage
            ----              ----------------        ----------
   The Stockholder                 8,000,000             30.5%
   The Holding Company             8,000,000             30.5%
   The Fund                        8,000,000             30.5%
   The General Partner             8,000,000             30.5%
   Mr. Cooper(1)                   8,248,357             31.4%
   Mr. Finley(2)                   8,027,000             30.6%
   Mr. Glennon                             0                 0
   Mr. Holiday                             0                 0

        As described in Item 6, the Reporting Persons may be deemed to be members of a group with the Khashoggi Holders. Based solely on the information reported by the Company in its Annual Report on Form 10-K/A, Amendment No. 3, for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 9, 2005, under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," the Reporting Persons understand that the Khashoggi Holders were the beneficial owners, as of June 2, 2005, of 7,664,449 shares of Common Stock, which is reported as representing 39.25 percent of the Common Stock then outstanding.

        (b) The number of shares of Common Stock as to which each person identified in Item 2 of this Schedule 13D may have the sole power to vote or to direct the vote, shared power to vote or direct the vote,

   ____________________

        1 Includes (i) 235,157 shares of Common Stock held by Mr. Cooper's spouse; (ii) 9,700 shares of Common Stock held by Mr. Cooper as custodian for his children, and (iii) 3,500 shares of Common Stock held by Mr. Cooper in his IRA.

        2 Includes (i) 12,000 shares of Common Stock held by Mr. Finley as custodian of UGMA accounts for his three children, (ii) 5,000 shares of Common Stock held jointly with Mr. Finley's spouse, and (iii) 10,000 shares of Common Stock held as co-trustee, along with Ms. Finley, of the Peter S. Finley Living Trust of 4/12/02.





   sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is provided in the following table:

                                                                  Shared
           Name          Sole Power   Shared Power  Sole Power     Power
           ----            to Vote       to Vote    to Dispose  to Dispose
                         ----------   ------------  ----------  ----------

   The Stockholder              0      8,000,000           0     8,000,000
   The Holding Company          0      8,000,000           0     8,000,000
   The Fund                     0      8,000,000           0     8,000,000
   The General Partner          0      8,000,000           0     8,000,000
   Mr. Cooper              13,200(3)   8,235,157(4)   13,200(3)  8,235,157(4)
   Mr. Finley                   0      8,027,000(5)        0     8,027,000(5)
   Mr. Glennon                  0              0           0             0
   Mr. Holiday                  0              0           0             0

        Mr. Cooper's spouse's name is Stacy Cooper ("Ms. Cooper"). Ms. Cooper's address is 26 Dromara Road, St. Louis, Missouri 63124. She is not employed. During the last five years, Ms. Cooper (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Cooper is a citizen of the United States.

        Mr. Finley's spouse's name is Macon P. Finley ("Ms. Finley").
   Ms. Finley's address is 12 Carrswold Drive, St. Louis, Missouri 63105. Her principal occupation is a schoolteacher. During the last five years, Ms. Finley (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Finley is a citizen of the United States.

   ____________________


        3 Includes (i) 9,700 shares of Common Stock held by Mr. Cooper as custodian of UMOUTMA for his children and (ii) 3,500 shares of Common Stock held by Mr. Cooper in his IRA.

        4 Includes 235,157 shares of Common Stock held by Mr. Cooper's spouse.

        5 Includes (i) 5,000 shares of Common Stock held jointly by Mr. Finley and Ms. Finley, (ii) 10,000 shares of Common Stock held by Mr. Finley and Ms. Finley as trustees of the Peter S. Finley Living Trust of
   4/12/02, and (iii) 12,000 shares of Common Stock held by Mr. Finley as custodian of UGMA accounts for his children.




        (c) In the past 60 days, Ms. Cooper has effected the following purchases of shares of Common Stock through a broker:

                  Date            Number of Shares     Price Per Share
                  ----            ----------------     ---------------
             June 17, 2005              2000                $2.00
             June 17, 2005              3000                $2.05
             June 17, 2005              1000                $2.11
             June 17, 2005            21,000                $2.20
             June 17, 2005             5,000                $2.30
             June 24, 2005             2,000                $2.80

   In the past 60 days, Mr. Finley has effected the following purchases of shares of Common Stock through a broker:

                  Date            Number of Shares     Price Per Share
                  ----            ----------------     ---------------
             June 17, 2005             1,000                $2.30
             June 17, 2005             3,000                $2.35
             June 17, 2005             4,000                $2.35
             June 17, 2005             4,000                $2.35

        Other than the transactions described in this part (c) of Item 5 of this Schedule 13D, none of the persons listed in part (a) of Item 5 of this Schedule 13D has effected any transactions in the Common Stock during the past 60 days. The Reporting Persons have no information as to any transactions by the Khashoggi Holders.

        (d)  No person, other than (i) those identified in Item 2 of this
   Schedule 13D, (ii) Ms. Cooper, and (iii) Ms. Finley is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons identified in Item 2 of this
   Schedule 13D.

        (e)  Not applicable.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

        Following is a list of the materials attached to this amendment:

             Exhibit 99.1 Agreement and Plan of Merger, dated as of June 17, 2055, among EarthShell Corporation, EarthShell Triangle, Inc., ReNewable Products, Inc., and ReNewable Products, LLC

             Exhibit 99.2 Certificate of Designation of the Series C Convertible Preferred Stock of EarthShell Corporation

             Exhibit 99.3     Registration and Investor Rights Agreement

             Exhibit 99.4     Khashoggi Lock-up Agreement

             Exhibit 99.5     Joint Filing Agreement




                                 Signatures

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.

                            RENEWABLE PRODUCTS LLC

                            By its manager, TSCP Machinery & Processing
                            Group, LLC

                                 By Thompson Street Capital Partners, L.P.

                                      By Thompson Street Capital GP LLC


                                           By:  /s/ James A. Cooper
                                                ------------------------
                                                James A. Cooper
                                                Managing Member

                            TSCP MACHINERY & PROCESSING GROUP, LLC

                            By Thompson Street Capital Partners, L.P.

                                 By Thompson Street Capital GP LLC


                                      By:  /s/ James A. Cooper
                                           -----------------------------
                                           James A. Cooper
                                           Managing Member

                            THOMPSON STREET CAPITAL PARTNERS, L.P.

                            By Thompson Street Capital GP LLC


                                 By:  /s/ James A. Cooper
                                      ----------------------------------
                                      James A. Cooper
                                      Managing Member

                            THOMPSON STREET CAPITAL GP LLC


                            By:  /s/ James A. Cooper
                                 ---------------------------------------
                                 James A. Cooper
                                 Managing Member


                                 /s/ James A. Cooper
                                 ---------------------------------------
                                 JAMES A. COOPER, individually


                                 /s/ Peter S. Finley
                                 ---------------------------------------
                                 PETER S. FINLEY, individually